Filed by Lawson Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lawson Holdings, Inc.

Commission File No.: 333-129862

The attached are (i) a transcript of a presentation made at the Credit Suisse Global Software Conference on February 8, 2006 which was also available via webcast to discuss the proposed business combination of Lawson Software, Inc. and Intentia International AB and (ii) the powerpoint slides used during the presentation:

Credit Suisse Global Software Conference

Karen:                                                             Bob Barbieri, the chief financial officer of the company up here, going to do just a brief overview for you, and then we’ll open it up for Q&A, let you guys be pretty interactive.

Bob Barbieri:                           Great. Thank you, Karen. Good morning everyone. What I thought we would do is provide a brief overview. We’ve certainly done quite a lot of conferences since we’ve been public, since the end of 2001, but we are new to this conference, so we are glad to be invited and to be part of this.

I wanted to provide some brief overview for some of the folks that are new to the story, and then [join] Karen [and we can go into] more a more interactive Q&A session. Certainly I want to remind everyone, first of all, that these dialogues do contain forward-looking information. Both in the text here, on our website at lawson.com, as well as in all of our public information statements, our quarterlies, our annual type of statements, as well as our S4 filing of the Intentia acquisition — the risk, uncertainties, as well as all of the legal guidance around that is provided. So I do ask you to take a look there.

Lawson is a 30-year-old enterprise resource planning company, most recently in prominence and in the public spotlight for about the last five years. Certainly small starts and then growth — starting when we verticalized concept and utilized a fellow named Jeff Moore on our board of directors. And Jeff, certainly in many of his writings coaching as well as consulting with a lot of the tech companies, helped the company rally around a more verticalized approach, such that we did not need to spread our resources all over the world, too thin to be truly competitive. And the start of that was our healthcare vertical, where we have eight of the top ten healthcare providers in the world. We’ve been very strong in that. We’ve expanded into other service sectors, [and I’ll show] you. We’re a company with 1,350 employees, approximately $350 million of revenue. Operate largely right now focused on the North American market, although we do have many global companies around the world also utilizing our product.

How do we go to market? We concentrate our products and our approach around verticals, but what’s the foundation? First we’ll start with the traditional, horizontal enterprise resource planning set of solutions: financials, HR and related products, a layer of supply chain procurement type of tools, and then, again, focus on vertical — healthcare, retail, government, education. And [inside] of other industries are the smaller service sector verticals. So, again, concentration — [we then wrap that with] business intelligence and professional services tools for total wraparound support for our client. So that is our concentration strategy.

Most recent financial results. This is our quarter. We are on a June-to-May fiscal period, and this is our quarter that we recently announced that ended, in the November time frame, revenues $89 million. License fee $18 million. Thirty-seven percent growth, and a non-GAAP operating margin of 13.7 percent. So the journey that Lawson has done has not only reacted to the turbulence in the marketplace, but used it as a period of time to get very, very strong internally, sharpen our resources, make the necessary adjustments to rally around that

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vertical strategy, expand profitability, expand cash generation, and very interestingly, now, taking advantage of growth opportunities at the top line as well. And we’ll talk a little bit about how the merger affects that as well. Also cash balance. We’ve done seven acquisitions, two major buybacks in the last couple of years or so, and our cash balance has expanded [through that]. So right now we’re sitting with $267 million of cash and no debt. So we’re very, very solid from a financial management perspective.

So what do we see in the marketplace? We see customers, both through pipeline as well as interaction, rallying around additional confidence in Lawson as a tool alternative. Certainly the [ERP] space is anchored by SAP and Oracle, as well as there’s a number of other players in the realm, so you’ll hear names, many unfortunately marginalized through all of the transitions, many acquired, and many really just looking for that next set of opportunities that may or may not present themselves. We are targeting the leadership in the midmarket globally. We also are targeting and anchoring the number three spot in ERP. Interestingly enough, one of the recent wins that we’ve had is verification. People do want choice. We have just recently won Wal-Mart, all of their worldwide HR support will be done on Lawson software. Don’t need to introduce much about Wal-Mart, but their 1.6 million employees will be managed with Lawson software. Certainly highly competitive — Wal-Mart has the wherewithal to go anywhere, build anywhere. And their validation of what Lawson can bring I think is very — not only very gratifying for us, but it’s also good marketplace position for us to say we can satisfy Wal-Mart, and you’re

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in the midmarket with growth aspirations, certainly we can continue to satisfy your needs going forward.

Talk about what we are now doing and the most newsworthy event. We recently announced a targeted acquisition of Intentia. Intentia is a global software ERP provider, similar to Lawson in many respects, but different. I’ll get into some of the differences. They’re headquartered in the greater Stockholm area and are actually, from a revenue and employee base, slightly larger than Lawson. So we’ve announced that acquisition in the past year. I’ll take you through — we’re rather late stage in bringing that to a conclusion, but this combination gives us a footprint in 30 countries around the world, gives us a spread of geographic revenue that will end up about 45 percent North America, 45 percent EMEA, and about 10 percent Asia-Pac, as well as a robust and contemporary set of products that span the globe and could really take advantage of the midmarket opportunities that we think everyone’s talking about but very few people are able to capture right now.

What I mean by that is you see that — you see SAP and Oracle anchoring the top, certainly there’s small business software from a variety of suppliers that runs out of functionality as you get above a certain size. Our sweet spot is somewhere around this demarcation line, about $100 million to $200 million for an enterprise revenue [stack], all the way up. And, again, going to Wal-Mart, we have McDonalds, we have Target, we have HC Columbia, we have Cisco. We have a variety of the largest — we have Schlumberger, [who has our products in over 100 countries]. So we have our product in the

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largest [at the end], but that is not our sweet spot. We think our value proposition is best and strongest in this midmarket because there is no clear choice. So the goal of this acquisition, our strategy, is to win and anchor the number one spot inside of that midmarket.

We will end up with over 4,000 active customers around the globe. The full suite of products that we described that makes the foundation for Lawson, but added, as I’ll show you in a second, the manufacturing, distribution, asset intensive movement products that Intentia adds to our product portfolio, because their sweet spot is around manufacturing/distribution. Each of us, prior to this deal, targeted about $1 billion software sales annually, so of the $50 billion of packaged applications that is the global available market for all types of vendors, we each targeted about $1 billion of that in our own verticals. This combination allows us the one plus one to not equal two but to move to five to six. So we could expand into new verticals, and we could expand into new geographies with robust — and an infrastructure and a global team that could support those. We will become the leading provider serving the mid-market. Clearly we want to anchor that, and we think there’s great growth opportunities above and beyond that.

So what are the benefits? Certainly complimentary products, geographies, customers. If you think about vertical spread, we’re around four key verticals and then spread wider to others. Intentia is around their verticals, which are more manufacturing, distribution, asset intensive, so you have the [additive sect] of each of those verticals being able to be concentrated on, and each in a global

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manner. They were largely able to concentrate on EMEA and to some degree Asia. We were only allowed to concentrate, from resource limitations, on North America. Suddenly we can attack globally. [Very] strong in human capital management, very strong in manufacturing. As a data point, Intentia’s number one competitor was swallowed up a couple different times — it was JDEdwards, and JDEdwards products largely just exist right now inside of the Oracle set of offerings, but there’s no separable company targeting these types of customers.

We do think there’s additional operational efficiencies. Both companies [have gone through transformations, reducing] costs. Probably on a combined basis our companies have eliminated almost $200 million annual. I know — very product of Lawson’s continuing to have contemporary, very strong products, on top of taking out over $100 million annually that we’ve had to do just to be responsive to the changing marketplace. But now we’re back to growth. We’ve taken that, and we think there’s more. Certainly as a global enterprise, there’s always going to be redundancies, but there’s tremendous growth opportunities beyond additional [cost synergy] that we’ll also grab.

So where are we in the transaction? We announced it in June. We filed the S4 in November. Certainly there was a time challenge, and that time challenge was that Intentia as a Nordic company on the Stockholm exchange consolidated and reported all of their earnings [in Swedish GAAP], so they and their financial advisors certainly did a great job, but a long, demanding job of converting all of the last three years of financials to U.S. GAAP, and certainly that has added time to

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any type of acquisition [of this sort]. So we’re very proud of them. All of that combination of repositioning as well as evaluation has proved to be clean, orderly, but it did take a lot of time to go through it. And we used that time well. We used it in integration planning. We also used it for additional verification of all of our due diligence, and our findings were very, very solid there.

So right now we’re in the SEC common review period. We filed an amended S4 that responded to certain comments the latter part of January. And we’re in that very late stage. So the remaining steps would be completion of responsiveness with the SEC and then, second, continue to sharpen the pencil on integration planning. And during all this time, each company has done quite well with running its own business against the external expectations of not only its customers, but certainly its capital market interested parties.

So Intentia — I briefly covered a bit of this, but just a couple points — they were founded in ‘84. They IPO’d in ‘96, and like a lot of companies, grew rapidly. And around the time of certainly the capital markets and technology shakeout in the early 2000s, they, too, had revenue fallbacks, and since then, they’ve interjected new board members, new management, and have taken a lot of restructuring as well as reengineering actions. Interesting thing that they’ve also done, which was encouraging to us, is they were the first global enterprise application provider, including the largest names, to rewrite all their products in Java, so the benefit of all that is behind them. So they right now have a very contemporary, very clean set of products. And, again, largely concentrated in EMEA and Asia-Pac.

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And this is the vertical stack that correlates with ours that I also mentioned earlier. This is their focus, maintenance and service tools, manufacturing tools, distribution tools on the both product as well as consulting services fronts, around these verticals. So if you look at the combined company, we would combine the vertical stacks as well as combine the geographies to anchor that number one position in the midmarket.

And their financial data. Seventy million euros, their most recent quarter, which was their September reported quarter. License revenues, €10 million, up 74 percent year over year. And a positive Ebata of €4 million. In their profitability journey, they are profitable, they are cash generating, they’re trailing us — we are at a 13+ percent margin right now. That is our current run rate. They are not quite there. They are headed there, and our goals for this organization are to continue their journey and ours, as well as take advantage of the synergies in terms of both that type of operating margin as well as continue the growth on the top line that we’re taking advantage of.

This is another one to get [us solid because], like a lot of companies that have gone through periods of time when they’ve lost money, as an acquiring company, you always have to have kind of an analytical view of do you need to do the heavy lifting from start, or can you basically build upon some of the work that’s already been done. And as you look at this trend, you do see they have begun this journey and have had a good, aggressive start to regaining their profitability and their cash generation position, thanks to some interjection of some

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very, very talented people, both at the executive level and the board level, to help them with that.

So where are we? Both companies continuing to execute strongly and in a focused manner. We’ve used the time well on execution and integration strategy [as one combined] company — we are very, very late stage with that. If we close tomorrow, we’re ready to go at a very, very detailed, granular level, function by function, through our products, through all of our go to market. And we also are seeing more and more interest in Lawson as that alternative, because customers, both existing as well as new, are looking for who is that other alternative. I do not want to be limited to only two major suppliers in the world. So we’re right now positioned to take advantage of that. So that is where we’re focused right now. And what I’d like to do is I’ll transfer over to the chair, and we’ll get into a kind of interactive Q&A session.

Chairperson:                            I’m going to throw the first one at you.  For most of us that suffered through the year that was the Oracle and People Soft transaction, with all the disruption that we saw, how has the delay of getting this transaction accomplished had an impact on your business and on Intentia’s business?

Respondent:                            Sure.  I think there’s probably a compound demarcation to that answer.  During the heat of that, certainly we were in the rumor mill, as well as any organization, as an alternative to whether that deal fell apart or not.  Our head of sales, Joanne Byrd, who will accrue and be our head of overall North American sales, said our number one competitor at

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that time was the company call [Novacision].  So if you looked at our sales management tools, you had a column called Novacision that was appearing in more and more line items.  The good news through that part of the journey is that we were not losing; everything was just slowed down.  Most recently since divested, I think there are more and more CIOs that are saying they want another alternative.  That does not, in any way, negate the momentum those companies may enjoy, but in addition there’s an opportunity for someone else if they have contemporary products, global reach, and the right kind of customer-centric approach.  I think Intentia is seeing that as well.  The challenge to Intentia is that they did not have the robust balance sheet, they did not have the cash generation and unless you were in Europe, you did not know their name.  So this combination is very, very additive for them reaching out.  If anything, they are seeing very strong, increased interest.  So their beginning lead generation is up sharply due to the global awareness that just the announcement of this transaction has already brought them.

Female voice:                        Maybe you can talk about the steps you’re going to take to pull them up to your level of profitability once you get this done and how long you think this deal is going to take to be accretive to business.

Respondent:                            I’ll start with accretive and then I’ll move backwards.  We believe that inside of the first year we will move to accretive status.  Right now, our financial models suggest that it’s approximately three-quarters into the deal, we’ll move from moderately not accretive to accretive.  That is certainly a key goal for us; so we’ll aggressively do that.  Moving to financial performance, certainly we’re going to continue their journey.

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On both sides of this, it’s getting better around the horn in all of our functional areas.  Again, our key goal was to anchor the top at market position and anchor the number three global ERP position, but also to be best in class in each of our functions.  So whether it’s call support or our consulting business or the productivity of our field sales organization, it’s determining how we look at world class metrics and examine them.  So we’ll continue those journeys.  Certainly in this kind of a union, you have redundancies.  This is not a [pure overlap play] because we don’t compete with them; we’re not sitting in all the same geographies.  But nonetheless, you always have duplicate real estate, you have duplicate overhead, you have duplicate support functions, you have duplicate outside services that will be eliminated.  So those are additional sources.  Then the other thing is that we will gain additional scale advantage.  For each of us operating somewhere around a $400 million company to suddenly reach a billion and also be a platform for growth.  We’ll also add scale efficiencies and some leverage on many of the cost matters that we did not have individually.  So we’re feeling very good.  And each of them has individual momentum so we don’t have to create momentum that doesn’t exist on either side of this transaction.

Male voice:                                  Can you talk through your initial thoughts on product integration?  It doesn’t seem like there’s a whole lot of functionality overlap; but in terms of two different platforms and architectures and how you think about that going forward.

Respondent:                            First from a philosophical standpoint, when we made our first trip to Sweden when this went from the background idea stage to actually

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meeting, on that first visit besides myself was three of our product and technology leaders who made the trip to just look for compatibility as well as the transition that could take place and try to get ahead of that curve.  What we found was surprisingly good.  We found that it’s very clean rewritten in Java.  They did not grow as a result of product acquisition, so what we are not looking at is a company that has multiple sets of products.  We don’t have a lot of overlap; but where we do have overlap is financials.  And we will migrate to the [unintelligible] financials and do some continuing of that kind of product.  They do not have an HR toolkit, so our HR toolkit is added in.  We were service sector because we did not grow up in the manufacturing phase; we did not have manufacturing tools.  And then from a philosophy and product strategy, both shops are largely built around an IBM centric approach.  If you think of the IBM Websphere as well as some of the other IBM tools, both companies coming into this had that as their foundation approach.  It didn’t make it as difficult had this been another name.  Going forward, certainly the first leg of the journey is not how products integrate but how they interface as well as how you interface with the user.  Certainly, we will take advantage of getting the common interface.  And then in our product roadmap, we will add additional functionally to our financial and HR suite to the needs of their customers as well as they will continue to refine their manufacturing center solution to take advantage of North American opportunities that there was no one anchoring that particular mid-market.  So we think that’s the first early phase.  But we will be run as one integrated company from product strategy, field sales, all the way through.  Then we will migrate that interfacing and product connectivity strategy into a full, robust, singular, worldwide product

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management strategy.  We think we have a cleaner starting point, because I’m sure you’re familiar that there are certain names that have eight or twelve [general managers] and those are the most challenging because unfortunately, you’ll end up with customers that each like separate ones and you don’t know which ones to move.  So we’re a little bit cleaner there.

Male voice:                                  In the mid-market, are you selling to companies that don’t have a major ERP system, or is it mostly a replacement type sale?

Respondent:                            You probably would have a couple categories.  Category one is a mid-market player who, through their own journey, couldn’t afford to make a significant investment in IT.  The economy is stronger, things are moving forward and they have more budget freedom to actually step up.  So you are replacing, in that case, probably stale technology.  In some of these verticals, it’s still not surprising to see the old green screens and some of the very old technology.  Another category is customers who have merged and ended up with two or three different platforms and are trying to make sense of all of it and migrate to one platform.  The third category is someone who grew from a variety of homegrown that served them okay to well when they were much smaller.  They may have already been global or they may have global aspirations and they need a toolkit that’s much more robust than what they’re sitting on.  Unless it’s a colossal failure, you’re not replacing someone who has put in an ERP in the last couple of years typically.  Once you put that kind of money and effort and training into your teams, you tend to not want to get those systems out.  But we have replaced even some of the biggest names in a couple of instances

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where there were very large failures.  In many cases, it’s either merged products that are confusing internally or it’s stale technology that was not yet upgraded.

Male voice:                                  I noticed on your vertical markets that Financial Services and [Telco] weren’t on there and they are obviously one of the biggest investors in technology.  Is that a calculated move on your part or…?

Respondent:                            We want to start with the position strength and I did do this presentation a couple of years ago and Financial Services was up there and if it was fours years ago, Telco was up there.  Right now, they sit in that category of other industries that we are focused on.  We want to create strength and then we will look at bringing, perhaps, additional functionality and taking advantage of those.  We did not find the traction satisfying to us to put the resources to it when we wanted to kick off this joint strategy.

Male voice:                                  If my memory serves, Intentia took a very aggressive outsourcing approach to their R&D function.  I’m curious if you’re going to take the same approach to your function because I think they are almost 100% India right now if my memory serves.

Respondent:                            A couple facts. In the most recent period Intentia is aggressively moving offshore to two different relationships:  one with IBM and one with Symphony Services.  We have also taken a moderate approach.  We have relationships in both the Middle East as well as India. They have not taken 100% of their resources.  I would probably score about one-third of their R&D resources are offshore right now.  But again,

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this is very recent action so a lot of that movement happened inside of the last 12 months.  We are also in the late planning stages of establishing a [unintelligible] in the Philippines.  So what you will see from us as a combined company is having some resources in a variety of the theaters.  We’ll have U.S. centered, we will have a Nordic centered R&D team; but we will then have two support groups.  One support group will be in India and a growing one in the Philippines to continue that global sourcing strategy.  If anything, we will augment that into our consulting groups and some of our other support groups as well.  You’ll see us be equally aggressive in doing that.  We also have very good experience.  So the good news is that we’re both starting from a foundation of strength, that the experience has been good, the right partners, the right leaders.  We feel we could continue that momentum well.

Female voice:                        We’ve got time for one more that I will throw out.  Can you talk a little bit about your BI offering that you have right now?  You have strong relationships with Hyperion and Business Objects.  Oracle has talked a lot about BI and hasn’t been super successful with it.  Can you talk about your strategy there?

Respondent:                            At this point our business intelligence strategy is to go to our existing customer base and have a growing set of tools that help them with wrapping around their enterprise resource information.  We are expanding our offering.  In most of the contemporary business that we’ve signed, in many cases there is the addition of those tools.  Our strategy is the verticalization of those.  The goal is to continue to build that.  So whether it’s a scorecard type approach or others, to have

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preconfigured solutions as starting points out of the box around a key vertical so our customers could get the benefit of not just having a very robust tool kit, but they have to build and customize to their own needs that will have some of the best practices we’ve learned vertical by vertical out of the box.  Right now, we’re targeting inside our existing customer base not as a competitor to business objects or one of those other firms.  It is really an additional product offering inside of our verticals, inside of folks who already own a variety of our ERP tools.

Female voice:                        How has that been going so far?

Respondent:                            The early momentum is great.  A lot of that is new to us.  A few years back we certainly were very new and we largely partnered.  The momentum has been very, very good and there’s a lot of interest in that and we think that will just keep continuing and upon getting this deal closed certainly the market opportunities will expand dramatically.

Female voice:                        That’s all the time we have….

Respondent:                            Thank you.

[End of recorded material]

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Lawson Software

Company Overview

February 2006

Robert Barbieri

Lawson Executive Vice President Chief Financial and Performance Officer

[LOGO]	[LOGO]

Forward-Looking Statements

•            Certain statements in this presentation may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Lawson Software and Intentia International AB.

•            These forward-looking statements include statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future customers, opportunities for growth, the purchase price, the number of shares of Lawson stock to be issued and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements and are subject to certain risks, uncertainties and other factors that are beyond the control of Lawson and Intentia.

•            Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for business process software solutions, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Lawson’s Quarterly report on Form 10-Q. As a result of these factors, the business or prospects expected by the company as part of this presentation may not occur.

•            Lawson undertakes no obligation to revise or update publicly any forward-looking statements.

[LOGO]	[LOGO]

Where to Find Additional Information

•            Lawson has made an initial filing of a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials because they contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

•            Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s 10K/A which was filed with the SEC on September 28, 2005. This document is available free of charge by contacting the SEC or Lawson as indicated above.

Lawson Overview

Lawson: 30 Years in the ERP Business

[CHART]

•             30-year anniversary in June 2005

•             Leading provider of Web-based business applications for services organizations

•             +2,000 mid-market and large clients, approx. 95% in North America

•             Approximately 1,350 employees

•             USD 346 million revenues in last twelve months (ending November 2005)

Lawson’s Products & Focus on Services Segments

Business Intelligence and					Value-add products
Professional Services Automation

Healthcare	Retail	Government	Education	Other industry	Vertical industry focus

Supply Chain/Procurement
Core applications
ERP Solutions

Lawson’s Q2’06 Financial Results Summary

Large deals fueled license fee growth; Revenue growth coupled with FY05 cost structure reductions drove profitability improvements

Q2’06 (Nov 30, 2005)

Total Revenues	$89.0 million
+ 7% year-over-year

License Revenues	$18.1 million
+ 37% year-over-year

Maintenance & Services Revenues	$70.9 million
+ 1% year-over-year

Operating Margin	9.5%
Increased 16 pts year-over-year
Non-GAAP Operating Margin	13.7%
Increased 10 pts year-over-year

EPS	$0.06 per share
Non-GAAP EPS	$0.08 per share

Compelling Market and Financial Opportunity

•                     Increasing customer and influencer confidence in Lawson

•                     Improving sales execution

•                     Lower operating expense foundation builds financial leverage

•                     Healthy balance sheet and cash flow

•                     Experienced management team with proven track records

•                     Intentia merger builds platform for global growth

The Creation of a
New Global
Software Company

A Powerful Combination

[LOGO]		[LOGO]		The New Lawson

Enterprise Applications		Enterprise Applications
for	+	for Manufacturing,	=
Service-Oriented		Distribution and		Rich Capability
Industries		Maintenance Industries		Enterprise Scope
Applications for the
Primarily		Primarily Europe and		Global Mid-Market
North America		Asia Pacific

•                  Global client base, coverage, and resources

•                  Substantial financial size and scale

•                  Broad product suite

•                  Expertise across multiple industry verticals

Competing for the Middle

Large, Global Accounts	SAP & Oracle

Mid-sized	JD Edwards, PeopleSoft,
Accounts	Baan, Infinium, Mapics
SSAG, QAD, Infor
[LOGO]

Small Accounts	Microsoft, Sage, Epicor & others

Stronger Market and Financial Position Combined

	•	Over 4,000 unique mid-market customers worldwide
Customers	•	Focus and committed to mid-market customers
	•	Strong balance sheet, scale to innovate, low risk

Products	•	Broad portfolio addressing all ERP, EPM, SCM, EAM, and CRM application categories

Market Size	•	Expands addressable market from USD 1 billion each to USD 5.6 billion in software licenses

Leadership	•	Creates the largest provider of enterprise applications dedicated to serving the mid-market*

*Midsize ERP Vendors Fend Off Newcomers, Forrester Research, April 7, 2005

Anticipated Financial Benefits

Platform for revenue growth

•                      Complementary products, geographies, customer base

•                      Increased vertical industry market capabilities

•                      Broad, global presence

•                      New revenue potential of $100 million over first 3 years

1.                   Cross selling existing products to existing customers

2.                   New Manufacturing vertical in North America

3.                   Global Human Capital Management Opportunity

Size and scale for operational efficiencies

•                      Merger doubles Lawson’s annual revenues and company size

•                      $15 – 18 million of cost and expense synergies in twelve months

•                      Drive on-going operational efficiencies

See Lawson’s S-4/A filed with the SEC on Jan 23, 2006 for discussion of the Expected Financial Benefits

Transaction Update

•                             Announced June 2, 2005

•                             Initial Form S-4 filing with the SEC November 21, 2005

•            Converted Intentia’s historical financials to US GAAP

•            10,000 contracts

•            1,500 services projects

•            1,000 project manager interviews

•            200,000 data points collected and analyzed (back to 2002)

•                             SEC comment period in process

•                             Amended S-4 filed with the SEC January 23, 2006

•                             Integration planning is thorough and on schedule

•                             Expected Close by Termination date of April 30, 2006, subject to SEC Approval, LWSN stockholder approval, and 90% Intentia share tender

Intentia Overview

Intentia - More Than 20 Years of History

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•                  Founded 1984; traded in Stockholm since 1996 IPO

•                  EUR 327 million revenues; 2,400 employees

•                  2,500 customers in manufacturing, distribution, maintenance segments

•                  Number 2 mid-market player in Europe

•                  83% of revenues in Europe, 11% Asia Pacific, 6% Americas

Intentia’s Products & Focus on Mfg/Distribution Segments

Value-added products

Fashion	Food & beverage	Wholesalers	Asset intensive	Other Industry

Distribution
Manufacturing
Maintenance & Service

•                  Focused on Food, Fashion, Wholesale, Asset Intensive verticals

•                  Leadership position in Java-based enterprise software

Intentia’s Q3’05 Financial Results Summary

Solid progress with continued revenue momentum, improved margins and lower overall costs and expenses

Q3 2005 (Sept. 30, 2005)
Total Revenues	70.4 EUR million
+ 5% year-over-year

License Revenues	10.1 EUR million
+ 74% year-over-year

Support and Services Revenues	59.0 EUR million
+ 5% year-over-year

EBITDA	-0.1 EUR million
Adjusted EBITDA	4.0 EUR million
(excluding merger costs)	Improved from -10.8 EUR million loss YTY

Results are converted from SEK to EUR million using a SEK/EUR 9.2166 exchange rate

Adds back capitalized R&D, excludes non-cash or non-recurring costs (ie. restructuring and merger costs)

Intentia’s Improving Adjusted EBITDA

Adjusted EBITDA on a rolling 12-month period

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The income statement data presented above have been converted from SEK, which is Intentia’s reporting currency, to EUR using the approximate average exchange rate for the year ended December 31, 2004 of SEK 9.1266 per EUR. For comparability with 2005 Q1, data for 2003-2004 exclude minority interest and amortization of goodwill.

Summary – Our Game Plan

1.               Continued execution - increasingly profitable and predictable

2.               Complete merger and integration and realize synergies

3.               Grow software licensing: organic as well as targeted future acquisitions

Lawson Software
Company Overview
February 2006

Questions

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia.  The proxy statement/prospectus will be mailed to the stockholders of Lawson and Intentia security holders being U.S. persons once it has been declared effective by SEC, and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the offer, Lawson and Intentia.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus which is expected to be registered by the Swedish Financial Supervisory Authority once the registration statement on Form S-4 has been declared effective by the SEC.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above.  Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC.  This document is available free of charge by contacting the SEC or Lawson as indicated above.